AMENDMENT TO DISTRIBUTION AGREEMENT

                                February 28, 2006

Credit Suisse Asset Management
   Securities, Inc.
466 Lexington Avenue
New York, New York  10017-3147

Ladies and Gentlemen:

                  This is to confirm that Credit Suisse Asset Management Securities, Inc. shall be the distributor of shares of beneficial interest, par value $.001 per share, issued by the Commodity Return Strategy Portfolio of Credit Suisse Trust (the "Trust") under terms of the Amended and Restated Distribution Agreement between the Trust and Credit Suisse Asset Management Securities, Inc., dated August 1, 2000, as amended and restated as of May 3, 2004 (the "Agreement").

                  Pursuant to Section 7 of the Agreement, the Agreement is hereby amended to add the following immediately after Section 1.8:

                                    1.9 With respect to the shares of the
                  Commodity Return Strategy Portfolio (the "Shares"), the Fund will compensate the Distributor for its services in connection with the distribution of the Shares by the Distributor in accordance with the terms of the plan of distribution (the "Plan") adopted by the Fund pursuant to Rule 12b-1 under the 1940 Act with respect to such Shares, as such Plan may be in effect from time to time. The Fund reserves the right to modify or terminate such Plan at any time as specified in the Plan and Rule 12b-1, and this Section 1.9 shall thereupon be modified or terminated to the same extent without further action of the parties. In addition, this Section 1.9 may be modified or terminated by the Board members as set forth in
                  Section 8 hereof. The persons authorized to direct the payment of funds pursuant to this Agreement and the Plan shall provide to the Fund's governing Board, and the Board members shall review, at least quarterly a written report of the amounts so paid and the purposes for which such expenditures were made. The amounts paid under this Agreement are in addition to the amount of any initial sales charge or contingent deferred sales charge, if any, paid to the Distributor pursuant to the terms of the Fund's Registration Statement as in effect from time to time.

                  Except as expressly amended by this Amendment, the Agreement shall remain in full force and effect as the same was in effect immediately prior to the effectiveness of this Amendment. All references in the Agreement to "this Agreement" shall be deemed to refer to the Agreement as amended by this Amendment.

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                  Please confirm that the foregoing is in accordance with your understanding by indicating your acceptance hereof at the place below indicated, whereupon it shall become a binding agreement between us.


                                    Very truly yours,

                                    CREDIT SUISSE TRUST


                                    By: /s/ J. Kevin Gao
                                        -----------------------
                                           Name: J. Kevin Gao
                                           Title: Vice president and Secretary

Accepted:

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.


By: /s/ Steven B. Plump
    --------------------------------
       Name:     Steven B. Plump
       Title:    President


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